Exhibit 15.1

Coronado Global Resources Inc.

Level 33, Central Plaza One

345 Queen Street

Brisbane, Queensland, Australia 4000

To the Board of Directors and Stockholders of Coronado Global Resources Inc.

We are aware of the incorporation by reference in this Registration Statement on Form S-8 of Coronado Global Resources Inc. (the “Company”) for the registration of common stock pertaining to the Coronado Global Resources Inc. 2018 Equity Incentive Plan and the Coronado Global Resources Inc. 2018 Non-Executive Director Plan, of our reports dated May 8, 2020 and August 10, 2020 relating to the unaudited condensed consolidated interim financial statements of the Company that are included in its Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020, respectively.

Yours sincerely

/s/ Ernst & Young

Ernst & Young
Brisbane, Australia
October 20, 2020